UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

IMMUNOCLIN CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

45256L 109

(CUSIP Number)

Castor Management Services Inc.

9107 Wilshire Blvd., Suite 450

Beverly Hills, CA 90210

Attn: Mark Jordan, President

949.423.7127

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

April 5, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45256L 109

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Castor Management Services Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) X
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 4 for additional information relating to the Reporting Person's ownership of shares of Series A Preferred Stock).
	8.	SHARED VOTING POWER 0 (See Item 4).
	9.	SOLE DISPOSITIVE POWER 0 (See Item 4).
	10.	SHARED DISPOSITIVE POWER 0 (See Item 4).

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

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Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (each, a “Share”, and collectively, the “Shares”), of Immunoclin Corporation, a Nevada corporation (“Immunoclin” or the “Issuer”). The principal executive offices of Immunoclin are located at 1420 N Street NW, Suite 102, Washington, DC 20005.

Item 2.	Identity and Background

This Schedule 13D is being filed by Castor Management Services Inc. (the “Reporting Person”), a Nevada corporation, which has sole voting and dispositive power over 0 Shares. Mark Jordan is the President of the Reporting Person and is a citizen of the United States.

The principal business of the Reporting Person is providing financial and business development services to its clients.

The Reporting Person and each of the persons identified above has a business address at 9107 Wilshire Blvd., Suite 450, Beverly Hills, CA 90210.

Under an agreement with the Reporting Person, Raymond C. Dabney became a beneficial owner of the Shares. All information relating to Mr. Dabney is incorporated by reference to the Schedule 13D filed by Mr. Dabney on April 14, 2016.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired the beneficial interest in the Shares that triggered the filing of this Schedule 13D as further described in Item 4 hereto.

Item 4.	Purpose of Transaction

On April 5, 2013, the Reporting Person entered into a management agreement with the predecessor of the Issuer, Pharma Investing News, Inc. (the "Issuer's Predecessor"), pursuant to which the Issuer's Predecessor issued 10,000,000 shares of common stock to the Reporting Person as compensation for performing consultant services. Pursuant to a prior agreement with the Reporting Person, Raymond C. Dabney became a beneficial owner of these shares of common stock. This issue increased the Reporting Person's beneficial ownership from 0 to 10,000,000 shares of common stock and its beneficial ownership percentage from 0% to 65.1%.

On December 13, 2013, the Issuer's Predecessor entered into a takeover agreement with Immunoclin Limited, a United Kingdom corporation ("IMC"), to acquire 100% of the issued and outstanding shares of common stock of IMC from its founder and sole shareholder, Dorothy Bray, in exchange for the issuance of 10,000,000 shares of the Issuer's Predecessor's stock. Also on December 13, 2013, the Issuer issued to Mr. Dabney 1,000,000 shares of common stock as compensation for performing consultant services. These issues decreased the Reporting Person's ownership percentage from 96.5% to 46.8%. (Previously such interest had increased to 96.5% due to the cancellation of outstanding shares of common stock). Under the terms of this takeover agreement, Ms. Bray and the Reporting Person were also each to be issued 500,000 shares of Series A Preferred Stock of the Issuer. As also noted above, pursuant to a prior agreement with the Reporting Person, Mr. Dabney also became a beneficial owner of the shares of Series A Preferred Stock issued to the Reporting Person.

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On December 13, 2013, the Issuer's Predecessor also entered into the Control Shareholder Agreement (the "CSA") with the Reporting Person, BHD Holding B.V., Khadija Benlhassan-Chahour, Ph.D. and CSJ Group LLC. Under the terms of the CSA, the Reporting Person and the other control shareholders agreed to place all 1,000,000 shares of the issued and outstanding Series A Preferred Stock under the beneficial control of the control shareholders in pool with an escrow agent. As of the date hereof, there are 1,000,000 shares of Series A Preferred Stock issued and outstanding. The Certificate of Designation, Preferences and Rights of Series A Preferred Stock (the "Certificate of Designation") established the Series A Preferred Stock as a new class of the Issuer's securities. The Certificate of Designation states, in part, that for as long as there are any of the shares of Series A Preferred Stock issued and outstanding, the holders of such shares, voting separately as a class, will have the right to vote on all shareholder matters equal to 51% of the total vote. In addition, for as long as there are any of the shares of Series A Preferred Stock issued and outstanding, the Issuer will not, without the affirmative vote of at least 66-2/3% of the outstanding Series A Preferred stockholders, (i) amend, alter or repeal any provision of the Articles of Incorporation or the Bylaws of the Issuer that may adversely affect the rights or preferences of the Series A Preferred Stock, (ii) effect reclassification of the Series A Preferred Stock, or (iii) designate any additional series of preferred stock that may adversely affect the rights or preferences of the Series A Preferred Stock. Finally, the Certificate of Designation prohibits the Issuer, without the affirmative vote of at least 66-2/3% of the outstanding Series A Preferred stockholders, from amending, altering or repealing any provision of the Certificate of Designation; provided, however, that the Issuer is permitted to make corrective or similar changes to the Certificate of Designation. The foregoing description of the terms of the Series A Preferred Stock is qualified in its entirety by the provisions of the Certificate of Designation filed as Exhibit 3.1 of the Issuer's Current Report on Form 8-K dated February 6, 2014.

On January 14, 2015, the Reporting Person entered into a Stock Purchase Agreement with Mr. Dabney, pursuant to which the Reporting Person sold its 10,000,000 shares of common stock of the Issuer to Mr. Dabney on January 30, 2015. This decreased the Reporting Person's beneficial ownership from 10,000,000 to 0 shares of common stock and its ownership percentage from 34.7% to 0% of the shares of common stock. Also on January 14, 2015, the Reporting Person entered into a Stock Purchase Agreement, pursuant to which the Reporting Person sold its 500,000 shares of Series A Preferred Stock of the Issuer to Mr. Dabney.

The Reporting Person retains the right to change its investment intent, from time to time to acquire additional Shares or other securities of the Issuer, or to sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the Shares or other securities of the Issuer, if any, beneficially owned by it, in any manner permitted by law. The Reporting Person may engage from time to time in transactions with financial institutions and other parties with respect to the Shares as permitted by law. Other than as described above, the Reporting Person currently has no plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Person may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters as permitted by law.

Item 5.	Interest in Securities of the Issuer

(a) – (b)	The responses to Items 7 to 13 on page two of this Schedule 13D are incorporated herein by reference.

(c)	Not applicable.

(d)	Other than as described in Item 4 above relating to a prior agreement whereby Raymond C. Dabney became the beneficial owner of 10,000,000 shares of common stock and 500,000 shares of Series A Preferred Stock that were previously directly owned by the Reporting Person and subsequently sold to Mr. Dabney, the Reporting Person does not know of any person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Person.

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer's common stock on January 30, 2015.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than reported in Item 4, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, or between such person and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Management Agreement, dated April 5, 2013.

Exhibit 2	Control Shareholder Agreement, dated December 13, 2013 (incorporated by reference to Exhibit 10.1 of the Issuer's Predecessor's Current Report on Form 8-K dated December 20, 2013).

Exhibit 3	Certificate of Designation (incorporated by reference to Exhibit 3.1 of the Issuer's Current Report on Form 8-K dated February 6, 2014).

Exhibit 4	Stock Purchase Agreement, dated January 14, 2015 (10,000,000 shares of common stock) (incorporated by reference to Exhibit 4 of the Schedule 13D filed by Raymond C. Dabney on April 14, 2016).

Exhibit 5	Stock Purchase Agreement, dated January 14, 2015 (500,000 shares of Series A Preferred Stock) (incorporated by reference to Exhibit 5 of the Schedule 13D filed by Raymond C. Dabney on April 14, 2016).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2016

Signature:

CASTOR MANAGEMENT SERVICES INC.

By:	/s/ Mark Jordan
Mark Jordan, President

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